April 20, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Request for Withdrawal:
         First Trust Exchange-Traded Fund
         Registration on Form 8-A
         (Registration Statement File No. 333-125751)

Ladies and Gentlemen:

         On behalf of the First Trust NASDAQ-100 Equal Weighted Index(SM) Fund and the First Trust NASDAQ-100 Technology Index(SM) Fund (together, the "Funds"), each a series of the First Trust Exchange-Traded Fund (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statement was originally filed on April 19, 2006. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND


By:  /s/ W. Scott Jardine
     -----------------------------------
     W. Scott Jardine, Secretary